UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50631

TOM Online Inc.
The NASDAQ Stock Market

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(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Changan Avenue, Dong Cheng District,

Beijing 100738, PRC; + 8610 6528 3399 __________________________________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Ordinary Shares, par value HK $0.01 per share

American Depositary Shares, each representing 80 Ordinary Shares

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(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[_]  17 CFR240.12d2-2(a)(l)

[_]  17 CFR240.12d2-2(a)(2)

[_]  17 CFR240.12d2-2(a)(3)

[_]  17 CFR240.12d2-2(a)(4)

[_]  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, TOM Online Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 27, 2007	By	/s/ Peter Schloss	Executive Director
Date		Name	Title